Filing Pursuant to Rule 424(b)(2)
Registration Statement No. 333-82272

PROSPECTUS SUPPLEMENT NO. 3
(TO PROSPECTUS DATED APRIL 29, 2002)

E.DIGITAL CORPORATION

125,000 Shares of Common Stock

     You should read this prospectus supplement and the accompanying prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

PLAN OF DISTRIBUTION

     Pursuant to this prospectus supplement, we are offering 62,500 shares of our common stock to Bryan Jones and 62,500 shares of our common stock to Russell Chadwick (collectively, “Jones/Chadwick”) in connection with the purchase of certain tangible and intangible assets (collectively, the “Assets”) from Jones/Chadwick that we deem valuable with respect to our proposed digital multimedia website (the “Digital Multimedia Website”). The shares of common stock to be issued in consideration for the Assets have been deemed to have an aggregate purchase price of $50,000, with the purchase price per share equal to $0.40. The parties have agreed that fifty percent (50%) of the shares of common stock will be issued to Jones/Chadwick now, with the remainder to be issued within seven days of the launch of the Digital Multimedia Website

USE OF PROCEEDS

     The Assets that are being acquired from Jones/Chadwick in consideration for the shares of common stock that we are issuing have been deemed to have a fair market value of $50,000. We plan to use the Assets for our Digital Multimedia Website.

MARKET FOR OUR COMMON STOCK

     On August 5, 2002, the last reported sales price of our common shares on the National Association of Securities Dealers OTC Electronic Bulletin Board System was $.56 per share. Our common stock trades on the over-the-counter market on the National Association of Securities Dealers OTC Electronic Bulletin Board System under the symbol “EDIG.”

     As of August 5, 2002 and before the issuance of shares pursuant to this prospectus supplement, we have 137,452,751 shares of common stock outstanding.

GENERAL

     You should rely only on the information provided or incorporated by reference in this prospectus supplement and the prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of these documents.

     This investment involves a high degree of risk. You should purchase shares of common stock only if you can afford a complete loss. See “Risk Factors” beginning on page 8 of the prospectus to read about factors you should consider before buying shares of the common stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 6, 2002.